Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces effectiveness of voluntary delisting of American Depositary Shares from Nasdaq Stock Market

Lyon (France) and Cambridge (MA, US), March 11, 2024, at 07:00am CET – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), a biopharmaceutical company developing innovative treatments for severe and resistant bacterial infections, today announces that the Company’s voluntary delisting of American Depositary Shares (“ADSs”) representing its ordinary shares from The Nasdaq Capital Market (“Nasdaq”) has become effective. Each ADS represents one ordinary share of the Company. The Company will file a Form 15 with the Securities and Exchange Commission (“SEC”) to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in respect of the ADSs and the ordinary shares. The Company expects that the deregistration of the ADSs under the Exchange Act will become effective 90 days after the filing of the Form 15.

Information for ADS Holders

The Bank of New York Mellon serves as depositary (the “Depositary”) for the Company’s ADS facility. Each ADS represents one ordinary share. PHAXIAM intends to terminate the Amended and Restated Deposit Agreement, dated May 14, 2018, among the Company, the Depositary and owners and holders of ADSs (the “Deposit Agreement”) on May 23, 2024.

Under the terms of the Deposit Agreement, ADS holders will have until at least May 28, 2024, to surrender ADSs for delivery of the underlying ordinary shares. If you surrender ADSs for delivery of the underlying ordinary shares, you must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per American Depositary Receipts (“ADRs”) surrendered and any applicable U.S. or local taxes or governmental charges. To exchange ADSs for the Company’s ordinary shares, ADS holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing ordinary share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

On or about May 28, 2024, the Depositary may elect to sell the underlying ordinary shares. If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS.

To surrender ADRs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, New York, New York 10286, Attention: Depositary Receipt Administration. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

Investors may still present ADSs to The Bank of New York Mellon. Investors will receive either the underlying ordinary shares (if those have not yet been sold by the Depositary) or the cash received by the Depositary received upon sale of underlying ordinary shares, net of fees, if those underlying ordinary shares were sold. For more information, investors should contact DRsettlements@bnymellon.com.

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PRESS RELEASE

About PHAXIAM Therapeutics

PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.

PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs, development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM’s control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the Company’s deregistration of ADSs representing its ordinary shares under the Exchange Act; (2) the Company’s termination of the Deposit Agreement; and (3) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

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